

Hamoun Karami · 3rd

Building the real life WALL-E

Toronto, Ontario, Canada · Contact info

500+ connections

Smartbin.io

Carleton University

Experience

Co-Founder & CEO

Smartbin.io

Jan 2020 – Present · 2 yrs 2 mos

Toronto, Ontario, Canada

At Smartbin.io, our team is building the next generation of technology products that help everyone better manage their waste and recycling. Our plans include the use of robotics, computer vision and internet of things technology to advance an old age ripe for change. Let's face it, the way we do things today is simply not working.

Mentor

Founder Institute

Jul 2020 – Present · 1 yr 8 mos

Toronto, Ontario, Canada

The World's Premier Idea-Stage Accelerator and Startup Launch Program.
http://fi.co/

Founder

mapgea Inc.

Sep 2016 – May 2018 · 1 yr 9 mos

Taipei City, Taiwan

Mapgea enables Superhero Citizens, Superhero Citizens build smarter cities. Mapgea bridges the ancient communication gap between citizens and the city. Together we can help build and operate the smartest cities ever to exist on the planet, accomplishing this simply with a smartphone. ...see more



mapgea

Education

Carleton University

Bachelor's degree, International Business

2008 – 2011

Sheridan College

Bachelor's degree, Finance, General

2011 – 2013

Volunteer experience

Founder

Bateman Environmental Activist Team

Sep 2007 – Jun 2008 • 10 mos
Environment

Planted over 500 native trees to the surrounding area of the school. Achieved a gold certified school within a year by retaining electrical consumption in unused bathrooms and low-traffic hallways. Created a legacy that still is operational in the school and currently making efforts to sustain the environment.